UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 2001

                            HOMESTAKE MINING COMPANY
                                  SAVINGS PLAN
                              (Full title of Plan)

                            BARRICK GOLD CORPORATION
                (Issuer of Securities Held Pursuant to the Plan)

                           Suite 2700, 200 Bay Street
                             Toronto, Canada M5J 2J3
                    (Address of principal executive offices)

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMESTAKE MINING COMPANY
SAVINGS PLAN




By:  /s/ Jeff A. Swinoga
     --------------------------
     Jeff A. Swinoga
     Director, Treasury Finance



June 28,  2002

Item 1.  Financial Statements and Exhibits

        a. Financial Statements for the two years ended December 31, 2001 and 2000 and Supplemental Schedule as of and for the year ended December 31, 2001 and Report of Independent Accountants

        b.     Exhibit No. 23

               Consent of PricewaterhouseCoopers LLP

Homestake Mining Company Savings Plan Financial Statements
As of December 31, 2001 and 2000 and
for the year ended December 31, 2001

Homestake Mining Company Savings Plan
Table of Contents
-------------------------------------------------------------------------------



                                                                                                            Pages

Report of Independent Accountants                                                                             1

Financial Statements

     Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000                         2

     Statement of Changes in Net Assets Available for Benefits
         For the Year Ended December 31, 2001                                                                 3

Notes to Financial Statements                                                                              4 - 10

Supplemental Schedule

     Schedule of Assets Held for Investment Purposes at December 31, 2001                                    11


                       Report of Independent Accountants



To the Participants and Administrator of Homestake Mining Company Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Homestake Mining Company Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






June 21, 2002

Homestake Mining Company Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2001 and 2000
(in thousands)
-------------------------------------------------------------------------------

                                                          2001            2000
Assets
Investments:
   Mutual Funds                                         $ 28,205       $ 30,608
   Common/Collective Trusts                               15,157         13,204
   Barrick Gold Corporation Stock Fund                     9,096              -
   Homestake Mining Company Stock Fund                         -          6,172
   Personal Choice Retirement Accounts                     1,148            662
                                                        --------        -------

                                                          53,606         50,646
                                                        --------        -------

Participant loans                                          1,049          1,283
                                                        --------        -------
   Total assets                                           54,655         51,929
                                                        --------        -------
   Net assets available for benefits                    $ 54,655       $ 51,929
                                                        ========       ========

   The accompanying notes are an integral part of these financial statements.

Homestake Mining Company Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2001
(in thousands)
-------------------------------------------------------------------------------


Additions to net assets attributed to:
   Interest and dividends                                               $    704
   Net appreciation in the fair value of investments                       3,508
   Participant loan interest                                                  97
                                                                        --------

                                                                           4,369
                                                                        --------
Contributions:
   Company, in stock and in cash                                           1,229
   Participants, in cash                                                   1,775
   Other contributions/forfeitures                                            42
                                                                         -------

                                                                           3,046
                                                                         -------

   Total additions                                                         7,415
                                                                         -------

Deductions from net assets attributed to:
   Benefits paid to participants                                           4,689
                                                                         -------

   Total deductions                                                        4,689
                                                                         -------
   Net increase                                                            2,726

Net assets available for plan benefits:
   Beginning of year                                                    $ 51,929
                                                                        --------

   End of year                                                          $ 54,655
                                                                        ========

   The accompanying notes are an integral part of these financial statements.

Homestake Mining Company Savings Plan
Notes to Financial Statements
(in thousands)
--------------------------------------------------------------------------------

1.   Description of the Plan

     The following description of the Homestake Mining Company Savings Plan (the
     Plan) provides only general information. Participants should refer to the full Plan document for a more complete description of the Plan's provisions.

     On December 14, 2001, Barrick Gold Corporation (Barrick) completed its acquisition of Homestake Mining Company (Homestake). Under the terms of the merger agreement, each share of Homestake common stock was converted in
     0.53 Barrick common shares, and Homestake became a wholly owned subsidiary of Barrick.

     Barrick assumed sponsorship of the Plan as the successor to Homestake.

         General

         The Plan is a defined contribution profit sharing plan (designed to be qualified under Internal Revenue Code Sections 401(a) and 401(k)) covering the following Homestake employees who have completed three months of service: all full-time salaried employees in the United States and certain other locations, all hourly employees in the United States who are not covered by collective bargaining agreements, as well as all temporary employees in the United States who have completed one year of service, and employees of the Pinson mine operated by Homestake. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

         The Plan is administered by Barrick. Charles Schwab Retirement Plan Services, Inc. is the Plan's recordkeeper and investment advisor, and Charles Schwab Trust Company is the Trustee.

         Contributions

         Participation is voluntary. Participants may make pre-tax or after-tax contributions of between 1% and 15% (between 1% and 14% pre-tax) of compensation subject to Internal Revenue Code limitations. Participant contributions not exceeding 6% of wages or salary are matched 100% by Homestake.

         Participants may make a rollover contribution to the Plan of amounts previously contributed to another qualified plan. Rollover contributions are not matched.

         Each participant may cause some or all of their current or cumulative contributions, including any amounts contributed by Homestake to match contributions, to be invested in one or more of the investments made available through the Plan.

         Effective January 1998, Homestake matching contributions formerly made in cash could be made in Homestake common stock or cash at the discretion of the Homestake's Board of Directors. All matching contributions, through November 2001, were made in Homestake common stock. Effective December 2001, all employer matching contributions were made in cash.

Homestake Mining Company Savings Plan
Notes to Financial Statements
(in thousands)
--------------------------------------------------------------------------------

         Participants' Accounts

         A separate account is maintained for each participant. Each participant's account is directly credited with the participant's contribution and Homestake's matching contribution. Net earnings from each investment fund, including appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio which the participant's account balance in that investment fund bears to the total of all participants' account balances in that investment fund.

         Vesting

         Participant contributions and any income (loss) thereon are fully vested at all times. Homestake matching contributions and any income
         (loss) thereon are vested 60% after three years of service, 80% after four years of service, and 100% after five years of service, on attainment of age 65, or on the occurrence of death or disability.

         Effective December 14, 2001 the account of any participant, who was an employee on or after the acquisition of Homestake by Barrick and who was terminated involuntarily from employment as a result of the acquisition or retires on or after his or her normal retirement date, was fully vested.

         Payment of Benefits

         The Plan permits withdrawal of after-tax contributions.

         The Plan permits withdrawal of pre-tax contributions upon:

           (1) Termination of employment;

           (2) Attainment of age 59 1/2;

           (3) Death (with vested account balance paid to designated beneficiary);

           (4) Hardship.

         The Plan permits withdrawal of vested Homestake matching contributions made prior to January 1, 1994; however, the right of any participant who makes such a withdrawal to continue receiving matching contributions is suspended for twelve months.

         Distribution of benefits, except for certain participants who are required to receive annuities, can be made, at the election of the participant, in the form of a single lump-sum cash payment, partial payment made in a lump-sum with the remainder paid later, or periodic installments.

         Participant Loans

         Participants may borrow from their vested accounts between $1,000 and $50,000 but not more than 50% of the value of such accounts. The loan term cannot exceed five years unless the loan is for the purchase of a principal residence, in which case, it cannot exceed ten years. These loans bear interest at prime rate plus 1%. Loans are collateralized by the borrower's

Homestake Mining Company Savings Plan
Notes to Financial Statements
(in thousands)
--------------------------------------------------------------------------------
         vested accounts in the Plan and repayments are made through payroll deductions on at least a monthly basis.

         Forfeitures

         Forfeitures of employer matching contributions made on behalf of former employees whose employment was terminated before such contributions were vested, can be utilized to restore participants' accounts, to pay plan fees and expenses, to offset Homestake matching contributions, or can be allocated to participants.

         For the 2001 and 2000 Plan years, forfeitures, totaling $42 and $100, respectively, were allocated to each participant in proportion to the Homestake matching contributions made to such individual's accounts during the Plan year.

2.       Summary of Significant Accounting Policies

         Basis of Accounting

         The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

         Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition

         Shares and units in investment funds are valued at quoted market prices, representing the net asset value of the shares or units held by the Plan at year end.

         Participant loans receivable are valued at cost, which approximates market value.

         Purchases and sales of securities are recorded on a trade-date basis, utilizing the average cost method in determining the basis of investments sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Withdrawals

         Withdrawals of securities from the Barrick Gold Corporation Stock Fund may be made in cash, common stock, or both, and are reported at market value. Withdrawals from all other funds, including the Personal Choice Retirement Account (PCRA), are made in cash. Effective February 2002, withdrawals from any fund can be made in cash, in kind or both, and are reported at market value.

Homestake Mining Company Savings Plan
Notes to Financial Statements
(in thousands)
--------------------------------------------------------------------------------
         Net Appreciation (Depreciation) in Fair Value of Investments

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments consisting of realized gains (losses) and the unrealized appreciation (depreciation).

3.   Risks and Uncertainties

     Plan assets are invested in collective trust and mutual funds, and other investment securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is possible that changes in the value of one or more of such investments in the near term could materially affect participants' account balances, the amounts reported in the statements of net assets available for Plan benefits, and the statement of changes in net assets available for Plan benefits.

     A significant portion of the Plan's assets is invested in the Barrick Gold Corporation Stock Fund and is, therefore, subject to fluctuations in the market value of such stock, which is, in turn, impacted by the market price of gold.

4.   Plan Termination

     Although Barrick has not expressed any intent to do so, it has the right under the Plan and subject to applicable law, to discontinue its matching contributions at any time and to terminate the Plan. In the event of Plan termination, all accumulated plan benefits will be fully vested and will be distributed to participants based on their respective account balances.

5.   Plan Tax Status

     The Plan obtained its latest determination letter in April 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Sections 401(a) and 401(k) of the Internal Revenue Service. This determination is subject to the adoption of proposed amendments by the Plan. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   Related Party Transactions

     Certain Plan investments are units in investment funds managed by the Trustee. Therefore, these transactions are transactions with parties-in-interest.

7.   Administrative Expenses

     Certain costs associated with administering the Plan are paid directly by Barrick.

Homestake Mining Company Savings Plan
Notes to Financial Statements
(in thousands)
--------------------------------------------------------------------------------
8.   Investments

     Investments at December 31, 2001 and 2000 are comprised of the following:

                                                                Number      $ Value            Fair
                                                                  of           Per            Value
                                                                Units         Unit        (in thousands)
                                                               -------       -------      ----------------

2001
  Mutual Funds at fair value:
     Schwab MarketTrack Balanced Fund                          169,656       13.53          $ 2,296
     Schwab MarketTrack Conservative Fund                       88,217       12.21            1,077
     Schwab MarketTrack Growth Fund                            138,473       14.03            1,943
*    Schwab S&P 500 Select Fund                                617,749       17.71           10,940
*    Invesco Total Return Fund                                 170,782       25.01            4,271
     Safeco Growth Fund                                         69,128       27.25            1,884
     Scudder Growth & Income Fund                               82,505       21.06            1,738
     Templeton Institutional Foreign Equity Fund                78,249       14.47            1,132
*    PIMCO Total Return Institutional Fund                     279,541       10.46            2,924
                                                                                           --------
                                                                                             28,205
                                                                                           --------
  Common/Collective Trusts at fair value:
*    Schwab Stable Value Select                             1,114,687       13.60            15,157
                                                                                           --------

*    Barrick Gold Corporation Stock Fund                      992,727        9.16             9,096
     Schwab Personal Choice Retirement Accounts                                               1,148
     Participant loans, at book value (which
         approximates fair value)                                                             1,049
                                                                                           ---------
              Total investments                                                             $54,655
                                                                                           ========

*Represents 5% or more of the net assets available for benefits.

Homestake Mining Company Savings Plan
Notes to Financial Statements
(in thousands)
--------------------------------------------------------------------------------


                                                                 Number       $ Value        Fair
                                                                  of            Per          Value
                                                                 Units          Unit     (in thousands)
                                                                ------        -------    --------------

2000
   Mutual Funds at fair value:
*     Schwab MarketTrack Balanced Fund                       184,121.00        14.70       $ 2,707
      Schwab MarketTrack Conservative Fund                       88,687        12.83         1,138
      Schwab MarketTrack Growth Fund                            154,813        16.15         2,500
*     Schwab S&P 500 Select Fund                                669,735        20.37        13,642
*     Invesco Total Return Fund                                 185,538        26.43         4,903
      Safeco Growth Fund                                         37,970        22.33           848
      Scudder Growth & Income Fund                               76,446        24.15         1,846
      Templeton Institutional Foreign Equity Fund                99,768        16.95         1,691
      PIMCO Total Return Institutional Fund                     128,256        10.39         1,333
                                                                                           -------
                                                                                            30,608
                                                                                           -------
   Common/Collective Trusts at fair value:
*     Schwab Stable Value Select                              1,025,950        12.87        13,204
                                                                                           -------

*     Homestake Mining Company Stock Fund                     1,344,354         4.59         6,172
      Schwab Personal Choice Retirement Accounts                                               662
      Participant loans, at book value
          (which approximates fair value)                                                    1,283
                                                                                           -------
                  Total investments                                                        $51,929
                                                                                           =======

*Represents 5% or more of the net assets available for benefits.

     All earnings on the investment funds are credited to each fund daily. These earnings include interest, dividends, and net appreciation (depreciation) in fair value.

     The Schwab MarketTrack group of funds are hybrid funds that invest in stocks, bonds and cash. The Schwab MarketTrack Conservative Fund seeks income and more growth potential than an all bond fund. The Schwab MarketTrack Balanced Fund seeks to provide maximum total return including both capital growth and income. The Schwab MarketTrack Growth Fund seeks high capital growth with less volatility than an all stock portfolio.

     The Schwab S&P 500 Select Fund invests in substantially the same stocks in the same percentage weightings as the Standard & Poor's 500 Composite Stock Price Index seeking to approximate as closely as practicable the rate of return of that index.

     The Invesco Total Return Fund seeks reasonably consistent total returns over a variety of market cycles by investing in a combination of equity securities and fixed income securities.

     The Safeco Growth Fund seeks long-term capital growth. The fund normally invests in common stocks of smaller size companies but may also invest in stocks of companies of all sizes.

     The Scudder Growth & Income Fund seeks long-term capital growth and current income. The fund invests primarily in dividend-paying common stocks, preferred stocks, and convertible securities with growth potential.

Homestake Mining Company Savings Plan
Notes to Financial Statements
(in thousands)
--------------------------------------------------------------------------------

     The Templeton Institutional Foreign Equity Fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

     The PIMCO Total Return Institutional Fund is a broad market bond fund which invests in a diversified portfolio of fixed income securities with varying maturities.

     The Schwab Stable Value Select invests primarily in guaranteed investment contracts, synthetic guaranteed investment contracts and U.S. Treasury and agency securities.

     The Barrick Gold Corporation Stock Fund invests in shares of Barrick Gold Corporation.

     On December 14, 2001, the Barrick Gold Corporation Stock Fund was frozen and no new monies from any source were allowed in the fund. However, transfers out of the fund continue to be permitted.

     Prior to the acquisition of Homestake by Barrick, as described in Note 1, the Homestake Mining Company Stock Fund invested in shares of Homestake Mining Company.

     The Schwab Personal Choice Retirement Account ("PCRA") is a Schwab individual brokerage account available under the Plan. This account allows participants to select a broad range of stocks, bonds or mutual funds. However, certain investments and securities are not permitted in the PCRA. Effective January 1, 2001, Plan participants could allocate up to 50% of their total account balance to the PCRA.

9.   Acceleration of Vesting Percentages

         Ruby Hill Mine

         Effective August 1, 2000, any Ruby Hill mine participant whose employment was terminated after May 1, 2000, and whose vesting percentage was less than 100% was accelerated to 100% upon termination.

         Other

         Effective October 1, 2001, and in connection with the planned closure of the Homestake Mine, the Plan was amended to vest Homestake Mine participants who were not yet fully vested.

10.      Subsequent Events

     On March 31, 2002 and May 31, 2002, Barrick closed two sites located at Walnut Creek, California and Pinson, Nevada, respectively, resulting in the termination of 86 employees. The reduction in staff has resulted in distributions of approximately $9,383 since December 31, 2001.

Homestake Mining Company Savings Plan
Schedule H, Line 4i
Schedule of Assets Held for Investment Purposes
At December 31, 2001
--------------------------------------------------------------------------------

                     (b) Identity of                               (c) Description of Investment
                   Issuer, Borrower,                                 including Maturity Date,              (d) Current
                       Lessor, or                                   Rate of Interest, Collateral,              Value
 (a)                 Similar Party                                    Par or Maturity Value               (in thousands)
----               ------------------                             -------------------------------         --------------

*       Charles Schwab Investment Management                 Schwab Stable Value Select
                                                             (1,114,687 units)                              $ 15,157

*       Charles Schwab Investment Management                 Schwab MarketTrack Balanced Fund
                                                             (169,656 units)                                   2,296

*       Charles Schwab Investment Management                 Schwab MarketTrack Conservative Fund
                                                             (88,217 units)                                    1,077

*       Charles Schwab Investment Management                 Schwab MarketTrack Growth Fund
                                                             (138,473 units)                                   1,943

*       Charles Schwab Investment Management                 Schwab S&P 500 Select Fund
                                                             (617,749 units)                                   10,940

*       Charles Schwab Retirement Plan Services, Inc.        Barrick Gold Corporation Stock Fund
                                                             (992,727 units)                                    9,096

        Invesco                                              Invesco Total Return Fund
                                                             (170,782 units)                                    4,271

        Safeco Asset Management                              Safeco Growth Fund
                                                             (69,128 units)                                     1,884

        Scudder Kemper Investments                           Scudder Growth & Income Fund
                                                             (82,505 units)                                     1,738

        Templeton Investment Counsel, Inc.                   Templeton Institutional Foreign
                                                                Equity Fund (78,249 units)                      1,132

        Pacific Investment Management Company                PIMCO Total Return
                                                                Institutional Fund
                                                             (279,541 units)                                    2,924

*       Participant loans                                    (Repayable over five years
                                                              unless it is for purchase
                                                              of a principal residence
                                                              which is repayable over
                                                              ten years.  Rate during
                                                              2001 ranged from 8.75% to
                                                              10.5%.)                                           1,049

*       Charles Schwab Retirement Plan Services, Inc.        Personal Choice Retirement Accounts                1,148
                                                                                                           ----------
                                                                                                             $ 54,655
                                                                                                           ==========

*       Represents party-in-interest to Plan